

<u>Mail Stop 3233</u>

May 25, 2017

<u>Via E-mail</u>
Jay Morrison
Chief Executive Officer and Chief Financial Officer
Tulsa Real Estate Fund, LLC
2221 Peachtree Road NE, Suite D380
Atlanta, GA 30309

      Re: Tulsa Real Estate Fund, LLC
               Draft Offering Statement on Form 1-A
               Submitted May 2, 2017
               CIK No. 0001704303

Dear Mr. Morrison:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are a real estate limited liability company and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2.   We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are

responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

3.   We note that your redemption plan does not appear to be consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please see T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). For example, we note that the aggregate amount of capital that the company will return to Members each calendar year is 12.5% of the total outstanding capital. Please revise so that it is consistent with the relief previously granted. To the extent you have questions, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Cover Page of Offering Statement

4.   We note your disclosure on the cover page of the offering circular that the Class A Interests shall bear a cumulative preferred return of eight percent on invested capital. Since you currently do not have assets or an operating history, please remove the disclosure regarding your 8.0% preferred return from the forepart of your offering circular. Please see Disclosure Guidance Topic No. 6.

5.   The cover page disclosure provides that, "Potential investors may start funding their investment account with as little as $50, but their funds will not be invested and they will not become a member until their individual account has a minimum balance of $500." Elsewhere in the offering circular, please describe in detail how this process works.

Use of Proceeds, page 20

6.   We note your disclosure that if you raise the minimum, your offering expenses are $0. However, we note that your management has received interests for the offering expenses. Further, we note your disclosure on page 40 that your manager will be reimbursed for expenses incurred on behalf of the company. If true, please clarify that your manager will be reimbursed and will still receive interests.

7.   Please revise the table to separately disclose your asset management fee and your acquisition fee or advise us why such revision is not necessary. Additionally, please revise your table on page 41 as applicable to disclose your anticipated acquisition fees, as disclosed in footnote 5.

Liquidity and Capital Resources, page 23

8.   We note your disclosure on page 24 that you hope to raise $50,000,000 in this offering
        with a minimum of $1,000,000. We also note that in your offering circular (page 4) you
        state that the minimum offering amount is $100,000. Please revise your disclosure to
        reconcile this discrepancy.

Employees, page 25

9.   We note your disclosure that you plan to utilize third parties to provide services in the
        near future. Please clarify whether amounts paid to the third parties will be paid by you or
        from fees paid to your manager.

Policies with Respect to Certain Transactions, page 27

10.   We note your disclosure that "financing will generally not exceed 80% of the value of the
        property." However, on page 15 and elsewhere, you state that you will borrow as much as
        85% of the value of your properties. Please revise as appropriate to address this
        discrepancy.

11.   Please revise your disclosure on page 27 to remove subclause (iv) or advise us why such
        revision is not necessary.

Mission Statement, page 28

12.   We note your disclosure that "Tulsa Real Estate Fund is a government regulated $50
        million dollar fund." We note that you are seeking to raise this amount but have not done
        so yet and it is unclear how it is a government regulated fund. Please remove this
        disclosure.

Deal Example: Baltimore Black Wall Street, page 32

13.   We note your disclosure regarding a potential acquisition. Please disclose whether you
        have an agreement in place for this acquisition and, if so, please disclose the principal
        terms of the agreement. To the extent you have entered into an agreement, please file it as
        an exhibit. Also disclose, as applicable, whether the acquisition price takes into account
        the amount of leverage you may incur. We may have further comment.

Milestones, page 33

14.   Please update your disclosure in this section.

Security Ownership of Certain Beneficial Owners and Management, page 39

15.   Please include the required disclosure for the Class A Interests before and after the offering. See Item 403 of Regulation S-K.

16.   Please identify the natural persons with voting or dispositive control over the company´s securities. Please refer to Item 403 of Regulation S-K for guidance.

Director, Executive Officers …, page 39

17.   Please provide all of the disclosure required by Item 401of Regulation S-K. Please disclose each of the entities the individual has been associated with in at least the past five years, their position at the entity and the month and year when they began working at each entity and when they ceased working at each entity.

Certain Relationships and Related Party Transactions, page 41

18.   Please disclose the amount of the acquisition fee based on the maximum amount of proceeds raised or advise us why such amount cannot be determined.

Prior Performance Table, page 41

19.   We note the reference to the attachment of the Project Alpha deal summary; however, we were unable to locate this disclosure. Please advise us whether you intend to include this information in the offering circular and if such disclosure is included, please provide such information as set forth in Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Jillian Sidoti, Esq. (*via e-mail*)